03017075

NO ACT
P.E 1-10-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 10, 2003

Act 1934
Section 14A-8
Rule
Public Availability 3/10/2003

David P. Slotkin
Partner
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington, DC 20004-1109

Re: CarrAmerica Realty Corporation
Incoming letter dated January 10, 2003

Dear Mr. Slotkin:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to CarrAmerica by the Massachusetts Carpenters Pension & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 2 6 2003
THOMSON
FINANCIAL

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

cr

HOGAN & HARTSON
L.L.P.

Rule 14a-8(i)(10)

January 10, 2003

DAVID P. SLOTKIN
PARTNER
(202) 637-3675
DPSLOTKIN@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

BY HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Mail Stop 4-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **CarrAmerica Realty Corporation/Exclusion From Proxy Materials of Shareholder Proposal Submitted by Massachusetts Carpenters Pension & Annuity Funds**

Ladies and Gentlemen:

On behalf of CarrAmerica Realty Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal submitted by Massachusetts Carpenters Pension & Annuity Funds ("Funds") from its proxy materials for its 2003 annual meeting of shareholders (the "Annual Meeting"). The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the proposal from its Annual Meeting proxy statement for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on or about March 31, 2003. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed.

As more fully set forth below, we believe that the Funds proposal may be excluded from the proxy materials for the Annual Meeting because the Company has already substantially implemented the proposal within the meaning of Rule 14a-8(i)(10).

THE PROPOSAL

The Funds submitted its proposal to the Company by letter dated November 21, 2002, a copy of which is attached hereto as **Exhibit A**. The November 21, 2002 letter contained the following proposal (the "Funds Proposal") for shareholder consideration at the Annual Meeting:

> "Resolved, that the shareholders of Carramerica Realty Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

DISCUSSION

The Proposal is Excludable under Rule 14a-8(i)(10) Because it has Already Been Substantially Implemented

Rule 14a-8(i)(10) allows exclusion of a proposal where a company has already "substantially implemented" the proposal by taking the action requested by the proposal. The exclusion is designed to avoid shareholders having to consider a matter that has already been favorably acted upon by management of the Company. *See* Exchange Act Release No. 12,598 (1976). To be deemed substantially implemented, a proposal need not be implemented fully or precisely as presented. Rather, the company's policies, practices and procedures must compare favorably with the action requested by the proposal. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *Texaco, Inc.* (March 28, 1991); *Talbots Inc.* (April 5, 2002); and *The Gap, Inc.* (March 16, 2001).

On November 8, 2002, the Company announced in its earnings call with investors that the Company would begin expensing in its annual income statement the cost of stock options granted on and after January 1, 2003. This announcement was made as a result of a policy implemented by management of the Company to expense in the Company's annual income statement all stock options issued by the Company on and after January 1, 2003 in accordance with applicable accounting guidelines. Inclusion of the Funds Proposal in the proxy materials for the Annual Meeting would be asking the shareholders to consider a matter that has already been favorably acted upon by management of the Company. As a result, we believe the Funds Proposal may be omitted from the Company's proxy materials for the Annual Meeting pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the foregoing reasons, the Company believes that the Funds Proposal may properly be excluded from the Annual Meeting proxy materials under Rule 14a-8(i)(10) and has determined to omit the Funds Proposal from the proxy materials for the Annual Meeting.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (202) 637-3675 or David Bonser at (202) 637-5868.

Very truly yours,

David P. Slotkin

cc: Linda A. Madrid, Corporate Secretary,
CarrAmerica Realty Corporation
Ann Marie Pulsch, Assistant Corporate Secretary,
CarrAmerica Realty Corporation
Thomas J. Harrington, Massachusetts Carpenters Pension & Annuity Funds
Chairman
Edward J. Durkin, Massachusetts Carpenters Pension & Annuity Funds
Corporate Governance Advisor

Enclosures: 6 copies of the Funds Proposal
6 copies of this letter

Carpenters Benefit Funds

Exhibit A

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 202-729-1150]

November 21, 2002

Linda A. Madrid
Corporate Secretary
Carramerica Realty Corporation
1700 Pennsylvania Avenue
Suite 700
Washington, DC 20006

Re: Shareholder Proposal

Dear Ms. Madrid:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Carramerica Realty Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Funds are the beneficial owner of approximately 1,045 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Funds and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Funds' beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Thomas J. Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Option Expensing Proposal

Resolved, that the shareholders of Carramerica Realty Corporation ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail*, "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CarrAmerica Realty Corporation
Incoming letter dated January 10, 2003

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that CarrAmerica may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if CarrAmerica omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Gail A. Pierce
Attorney-Advisor